Exhibit 99.1

Genius Sports Reports Fourth Quarter and Full-Year Results Above Expectations and Announces 2024

Outlook for Group Revenue Growth and Adj. EBITDA Margin Expansion

•	2023 Group Revenue increased 21% to $413m, exceeding initial guidance of $391m

•	2023 Group Adj. EBITDA more-than-tripled to $53m, also exceeding initial guidance of $41m (Group Net Loss of $86m)

•	2023 Group Adj. EBITDA margin increased by over 800bps year-over-year to 13%

•	Q4 2023 Group Revenue of $127m and Group Adj. EBITDA of $12m, surpassing guidance and representing 21% and 349% growth, respectively (Q4 Group Net Loss of $38m)

•	2023 year-end cash position of $126m, an increase of $11m compared to June 2023

•	Expecting 2024 Group Revenue and Adj. EBITDA of $480m and $75m, representing 16% and 41% year-over-year growth, respectively, and nearly 300bps of margin expansion

•	Expecting to generate positive cash flow for the entirety of 2024

LONDON & NEW YORK, March 6, 2024 – Genius Sports Limited (NYSE:GENI) (“Genius Sports” or the “Group”), the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media, today announced financial results for its fiscal fourth quarter and full year ended December 31, 2023.

“We are excited to report our eighth consecutive quarter of financial results above expectations, while demonstrating the increasing profitability of our business model and our ability to consistently execute on our strategic objectives,” said Mark Locke, Genius Sports Co-Founder and CEO. “The business is now better positioned than ever to benefit from multiple structural growth drivers across the digital sports ecosystem, and we’re excited to continue our momentum into 2024.”

$ in thousands	Q423	Q422%
Group Revenue	127,172	105,339	20.7%
Betting Technology, Content & Services	86,706	65,543	32.3%
Media Technology, Content & Services	28,546	25,639	11.3%
Sports Technology & Services	11,920	14,157	(15.8%)
Group Net loss	(38,452)	(127,716)	69.9%
Group Adjusted EBITDA	11,958	2,661	349.4%
Group Adjusted EBITDA Margin	9.4%	2.5%	690 bps

$ in thousands	FY 2023	FY 2022%
Group Revenue	412,977	341,029	21.1%
Betting Technology, Content & Services	274,235	209,251	31.1%
Media Technology, Content & Services	91,605	82,698	10.8%
Sports Technology & Services	47,137	49,080	(4.0%)
Group Net loss	(85,534)	(181,636)	52.9%
Group Adjusted EBITDA	53,345	15,788	237.9%
Group Adjusted EBITDA Margin	12.9%	4.6%	830 bps

Q4 2023 Financial Highlights

•	Group Revenue: Group revenue increased 21% year-over-year to $127.2 million.

•

Betting Technology, Content & Services: Revenue increased 32% year-over-year to $86.7 million, driven by new customer acquisitions, growth in business with existing customers as a result of price increases on contract renewals and renegotiations, expansion of value-add services, and increased customer utilization of Genius Sports’ available event content.

•	Media Technology, Content & Services: Revenue increased by 11% year-over-year to $28.5 million, driven by growth in the Americas region, primarily for programmatic advertising services.

•

Sports Technology & Services: Revenue decreased by 16% year-over-year to $11.9 million, primarily due to a decrease in revenue where Genius Sports receives non-cash consideration in the form of official sports data and streaming rights.

•	Group Net Loss: Group net loss narrowed from ($127.7 million) in the fourth quarter ended December 31, 2022, to ($38.5 million) in the fourth quarter ended December 31, 2023.

•

Group Adjusted EBITDA: Group Adjusted (non-GAAP) EBITDA was $12.0 million in the quarter vs. $11.0 million guidance. This represents a 349% increase compared to the $2.7 million reported in the fourth quarter ended December 31, 2022.

Full Year 2023 Financial Highlights

•	Group Revenue: Group revenue increased 21% year-over-year to $413.0 million.

•	Betting Technology, Content & Services: Revenue increased 31% year-over-year to $274.2 million.

•	Media Technology, Content & Services: Revenue increased by 11% year-over-year to $91.6 million.

•	Sports Technology & Services: Revenue decreased by 4% year-over-year to $47.1 million.

•	Group Net Loss: Group net loss narrowed from ($181.6 million) in the full year ended December 31, 2022, to ($85.5 million) in the full year 2023, driven by improved underlying performance.

•

Group Adjusted EBITDA: Group Adjusted (non-GAAP) EBITDA was $53.3 million in the year vs. the latest guidance of $53.0 million and initial guidance of $41.0 million at the start of FY 2023. This represents a 238% increase compared to the $15.8 million reported in the full year ended December 31, 2022.

Q4 2023 Business Highlights

•

After launching BetVision with Caesars Sportsbook, Fanatics and BetRivers in the prior reporting period, Genius Sports also expanded its partnership with FanDuel to launch the revolutionary NFL BetVision streaming solution

•	Announced strategic 10-year partnership with FIBA to deliver next-gen AI-powered technology for Leagues and National Federations through 2035

•

Launched FanHub ID, a privacy-compliant solution using proprietary data to build fan-based profiles, giving marketers and content owners new opportunities to reach and measure engaged sports audiences at scale

•	After the reporting period, Genius Sports unveiled ‘Edge’, an automated pricing tool that enables sportsbooks to maximize profitability

Financial Outlook

Genius Sports expects to generate Group Revenue of approximately $480 million and Group Adjusted EBITDA of approximately $75 million in 2024. The Company also expects to generate positive cash flow in the full-year of 2024.

$ in millions	Q1 2024E	Q2 2024E	Q3 2024E	Q4 2024E	FY 2024E
Group Revenue	117	94	113	156	480
Group Adjusted EBITDA	6	21	23	25	75

Financial Statements & Reconciliation Tables

Genius Sports Limited

Consolidated Statements of Operations

(Unaudited)

(Amounts in thousands, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
Revenue	$127,172	$105,339	$412,977	$341,029
Cost of revenue	116,656	102,153	343,972	338,166

Gross profit	10,516	3,186	69,005	2,863

Operating expenses:
Sales and marketing	9,625	6,932	29,432	31,344
Research and development	7,874	6,664	26,070	29,894
General and administrative	27,076	32,865	85,167	122,829
Transaction expenses	338	1,540	2,494	1,668

Total operating expense	44,913	48,001	143,163	185,735

Loss from operations	(34,397)	(44,815)	(74,158)	(182,872)

Interest income (expense), net	580	(354)	1,953	(1,487)
Loss on disposal of assets	(259)	(121)	(291)	(292)
(Loss) gain on fair value remeasurement of contingent consideration	(110)	(4,190)	(2,919)	218
Change in fair value of derivative warrant liabilities	—	(1,064)	(534)	10,132
Loss on abandonment of assets	(11,226)	—	(11,226)	—
Gain (loss) on foreign currency	5,788	(77,281)	3,875	(8,979)

Total other expense	(5,227)	(83,010)	(9,142)	(408)

Loss before income taxes	(39,624)	(127,825)	(83,300)	(183,280)

Income tax benefit (expense)	423	(970)	(5,340)	(1,714)
Gain from equity method investment	749	1,079	3,106	3,358

Net loss	$(38,452)	$(127,716)	$(85,534)	$(181,636)

Loss per share attributable to common stockholders:
Basic and diluted	$(0.17)	$(0.59)	$(0.38)	$(0.85)
Weighted average common stock outstanding:
Basic and diluted	227,480,271	216,930,394	225,882,254	213,391,134

Genius Sports Limited Consolidated Balance Sheets (Unaudited) (Amounts in thousands, except share and per share data)
	December 31 2023	December 31 2022
ASSETS
Current assets:
Cash and cash equivalents	$100,331	$122,715
Restricted cash, current	—	12,102
Accounts receivable, net	71,088	33,378
Contract assets	38,802	38,447
Prepaid expenses	27,231	28,207
Other current assets	7,329	1,668

Total current assets	244,781	236,517

Property and equipment, net	11,552	12,881
Intangible assets, net	129,670	149,248
Operating lease right of use assets	7,011	6,459
Goodwill	326,011	309,894
Investments	26,399	23,682
Restricted cash, non-current	25,462	24,203
Other assets	4,838	10,453

Total assets	$775,724	$773,337

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$57,379	$33,121
Accrued expenses	56,331	56,956
Deferred revenue	44,345	41,273
Current debt	7,573	7,405
Derivative warrant liabilities	—	6,922
Operating lease liabilities, current	3,610	3,462
Other current liabilities	13,676	22,001

Total current liabilities	182,914	171,140

Long-term debt – less current portion	19	7,088
Deferred tax liability	15,335	15,009
Operating lease liabilities, non-current	3,501	3,284
Other liabilities	936	—

Total liabilities	202,705	196,521

Shareholders’ equity
Common stock, $0.01 par value, unlimited shares authorized, 213,224,868 shares issued and 209,118,920 shares outstanding at December 31, 2023; unlimited shares authorized, 201,853,695 shares issued and outstanding at December 31, 2022	2,132	2,019
B Shares, $0.0001 par value, 22,500,000 shares authorized, 18,500,000 shares issued and outstanding at December 31, 2023 and December 31, 2022	2	2
Additional paid-in capital	1,646,082	1,568,917
Treasury stock, at cost, 4,105,948 shares at December 31, 2023; nil shares at December 31, 2022	(17,653)	—
Accumulated deficit	(1,024,487)	(938,953)
Accumulated other comprehensive loss	(33,057)	(55,169)

Total shareholders’ equity	573,019	576,816

Total liabilities and shareholders’ equity	$775,724	$773,337

Genius Sports Limited

Consolidated Statements of Cash Flows

(Unaudited)

(Amounts in thousands)

	Year Ended
	December 31	December 31
	2023	2022
Cash Flows from operating activities:
Net loss	$(85,534)	$(181,636)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	77,308	68,529
Loss on disposal of assets	291	292
Loss (gain) on fair value remeasurement of contingent consideration	2,919	(218)
Stock-based compensation	35,318	89,839
Change in fair value of derivative warrant liabilities	534	(10,132)
Non-cash interest expense, net	258	689
Non-cash lease expense	3,929	6,029
Gain on lease termination	—	(642)
Loss on lease abandonment	—	281
Amortization of contract cost	1,009	862
Deferred income taxes	(444)	(113)
Provision for doubtful accounts	2,518	2,186
Gain from equity method investment	(3,106)	(3,358)
Loss on abandonment of assets	11,226	—
(Gain) loss on foreign currency remeasurement	(5,571)	5,577
Changes in operating assets and liabilities
Accounts receivable	(33,173)	8,370
Contract asset	1,610	(19,491)
Prepaid expenses	(8,643)	(7,120)
Other current assets	1,156	4,986
Other assets	(1,495)	(2,122)
Accounts payable	22,065	15,743
Accrued expenses	(3,513)	7,147
Deferred revenue	906	14,939
Other current liabilities	(1,936)	12,519
Operating lease liabilities	(3,672)	(6,395)
Other liabilities	916	(10,216)

Net cash provided by (used in) operating activities	14,876	(3,455)
Cash flows from investing activities:
Purchases of property and equipment	(3,569)	(5,967)
Capitalization of internally developed software costs	(44,158)	(41,387)
Distributions from (contribution to) equity method investments	1,555	(7,871)
Equity investments without readily determinable fair values	—	(150)
Purchases of intangible assets	(1,416)	(196)
Acquisition of business, net of cash acquired	—	(20)
Proceeds from disposal of assets	18	770

Net cash used in investing activities	(47,570)	(54,821)
Cash flows from financing activities:
Repayment of loans and mortgage	(21)	(21)
Proceeds from exercise of Public Warrants	6,812	—
Repayment of promissory notes	(7,387)	—

Net cash used in financing activities	(596)	(21)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	63	(5,061)
Net decrease in cash, cash equivalents and restricted cash	(33,227)	(63,358)
Cash, cash equivalents and restricted cash at beginning of period	159,020	222,378

Cash, cash equivalents and restricted cash at end of period	$125,793	$159,020

Supplemental disclosure of cash activities:
Cash paid during the period for interest	$8	$798
Cash paid during the period for income taxes	$4,490	$2,054
Supplemental disclosure of noncash investing and financing activities:
Acquisition of common shares by subsidiary in connection with warrant redemptions	$17,653	$—
Promissory notes arising from equity method investments	$—	$14,688
Issuance of common stock in connection with business combinations	$10,157	$17,452

Genius Sports Limited

Reconciliation of U.S. GAAP Net loss to Adjusted EBITDA

(Unaudited)

(Amounts in thousands)

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
	(dollars, in thousands)		(dollars, in thousands)
Consolidated net loss	$(38,452)	$(127,716)	$(85,534)	$(181,636)
Adjusted for:
Net, interest (income) expense	(580)	354	(1,953)	1,487
Income tax (benefit) expense	(423)	970	5,340	1,714
Amortization of acquired intangibles (1)	10,305	9,568	40,476	40,089
Other depreciation and amortization (2)	14,244	7,749	37,841	29,302
Stock-based compensation (3)	16,070	11,196	35,462	89,943
Transaction expenses	338	1,540	2,494	1,668
Litigation and related costs (4)	876	13,024	2,289	24,624
Change in fair value of derivative warrant liabilities	—	1,064	534	(10,132)
Loss (gain) on fair value remeasurement of contingent consideration	110	4,190	2,919	(218)
Loss on abandonment of assets	11,226	—	11,226	—
(Gain) loss on foreign currency	(5,788)	77,281	(3,875)	8,979
Other (5)	4,032	3,441	6,126	9,968

Adjusted EBITDA	$11,958	$2,661	$53,345	$15,788

(1)	Includes amortization of intangible assets generated through business acquisitions, inclusive of amortization for data rights, marketing products, and acquired technology.
(2)

Includes depreciation of Genius’ property and equipment, amortization of contract cost, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.

(3)

Includes restricted shares, stock options, equity-settled restricted share units, cash-settled restricted share units and equity-settled performance-based restricted share units granted to employees and directors (including related employer payroll taxes) and equity-classified non-employee awards issued to suppliers.

(4)	Includes mainly legal and related costs in connection with non-routine litigation.
(5)	Includes expenses incurred related to earn-out payments on historical acquisitions, gain/losses on disposal of assets, severance costs and non-recurring compensation payments.

Webcast and Conference Call Details

Genius Sports management will host a conference call and webcast today at 8:00AM ET to discuss the Company’s fourth quarter results.

The conference call may be accessed by dialing (646) 307-1963.

A live audio webcast may be accessed on the Company’s investor relations website at investors.geniussports.com along with Genius’ earnings press release and related materials. A replay of the webcast will be available on the website within 24 hours after the call.

About Genius Sports

Genius Sports is the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media. Our technology is used in over 150 countries worldwide, creating highly immersive products that enrich fan experiences for the entire sports industry.

We are the trusted partner to over 400 sports organizations, including many of the world’s largest leagues and federations such as the NFL, EPL, FIBA, NCAA, NASCAR, AFA and Liga MX.

Genius Sports is uniquely positioned through cutting-edge technology, scale and global reach to support our partners. Our innovative use of big data, computer vision, machine learning, and augmented reality, connects the entire sports ecosystem from the rights holder all the way through to the fan.

Non-GAAP Financial Measures

This press release includes non-GAAP financial measures not presented in accordance with U.S. GAAP. A reconciliation of the most comparable GAAP measure to its non-GAAP measure is included above.

Adjusted EBITDA

We present Group adjusted EBITDA and Group adjusted EBITDA margin, non-GAAP performance measures, to supplement our results presented in accordance with U.S. GAAP. Group adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to our revenue-generating operations, including stock-based compensation expense (including related employer payroll taxes), change in fair value of derivative warrant liabilities, remeasurement of contingent consideration, and gain or loss on foreign currency. Group adjusted EBITDA margin is calculated as Group adjusted EBITDA divided by Group revenue.

Group adjusted EBITDA and Group adjusted EBITDA margin are used by management to evaluate our core operating performance on a comparable basis and to make strategic decisions. We believe Group adjusted EBITDA and Group adjusted EBITDA margin are useful to investors for the same reasons as well as in evaluating our operating performance against competitors, which commonly disclose similar performance measures. However, our calculation of Group adjusted EBITDA and Group adjusted EBITDA margin may not be comparable to other similarly titled performance measures of other companies. Group adjusted EBITDA and Group adjusted EBITDA margin are not intended to be a substitute for any U.S. GAAP financial measure.

We do not provide a reconciliation of Group adjusted EBITDA to consolidated net income/(loss) on a forward-looking basis because we are unable to forecast certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts. These items are difficult to predict and estimate and are primarily dependent on future events. The impact of these items could be significant to our projections.

Constant Currency

Certain income statement items in this press release are discussed on a constant currency basis. Our results between periods may not be comparable due to foreign currency translation effects. We present certain income statement items on a constant currency basis, as if GBP:USD exchange rate had remained constant period-over-period, to enhance the comparability of our results. We calculate income statement constant currency amounts by taking the relevant average GBP:USD exchange rate used in the preparation of our income statement for the more recent comparative period and apply it to the actual GBP amount used in the preparation of our income statement for the prior comparative period.

Constant currency amounts only adjust for the impact related to the translation of our consolidated financial statements from GBP to USD. Constant currency amounts do not adjust for any other translation effects, such as the translation of results of subsidiaries whose functional currency is other than GBP or USD.

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Although we believe that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; elevated interest rates and inflationary pressures, including fluctuating foreign currency and exchange rates; risks related to domestic and international political and macroeconomic uncertainty; and other factors included under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 30, 2023.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this press release, or the documents to which we refer readers in this press release, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Contact:

Media

Chris Dougan, Chief Communications Officer

+1 (202) 766-4430

chris.dougan@geniussports.com

Investors

Brandon Bukstel, Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com